1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

April 24, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 734 2608 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Hays Series Trust (the “Trust”) (file number not yet assigned); on behalf of the Hays US Opportunity Fund and the Hays Tactical Multi-Asset Fund (“Funds”), each a series of the Trust

Ladies and Gentlemen:

Transmitted for filing is the Registration Statement on Form N-1A for the Funds. Pursuant to Securities Act Release No. 33-7331, no fees are being paid with these filings.

Please contact the undersigned with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner